Exhibit 3.8

FIRST AMENDMENT TO LIMITED PARTNERSHIP AGREEMENT

OF

PETRO STOPPING CENTERS HOLDINGS, L.P.

A Delaware Limited Partnership

Dated February 9, 2004

FIRST AMENDMENT TO LIMITED PARTNERSHIP AGREEMENT

OF

PETRO STOPPING CENTERS HOLDINGS, L.P.

THIS AMENDMENT is entered into to be effective as of February 9, 2004, by and among the following Partners:

As General Partner:

Petro, Inc.

As Limited Partners:

(1)	James A. Cardwell, Sr.

(2)	James A. Cardwell, Jr.

(3)	JAJCO II, Inc.

(4)	Petro, Inc.

(5)	Mobil Long Haul Inc.

(6)	Volvo Petro Holdings, LLC

(7)	Petro Warrant Holdings Corporation

The Partners are parties to the Limited Partnership Agreement of Petro Stopping Centers Holdings, L.P. dated July 15, 1999 (the “Agreement” or “Partnership Agreement”). This Amendment modifies the Partnership Agreement. Hereafter, this Amendment and the Partnership Agreement constitute the written agreement of the Partners that governs the affairs of the Partnership and the conduct of its business. Capitalized terms not defined in this Amendment shall have the meaning given to them in the Partnership Agreement

This Amendment is being entered into in connection with the closing of a series of transactions pursuant to which the Partnership and Petro Operating will refinance substantially all of their indebtedness (the “Refinancing Transaction”).

For and in consideration of the mutual covenants, rights, and obligations set forth in this Amendment, the benefits to be derived therefrom, and other good and valuable consideration, the receipt and the sufficiency of which each Partner acknowledges and confesses, the Partners agree as follows:

1. Amendments

1.1 Definitions. Section 1.1.7 of the Partnership Agreement is amended to read as follows:

1.1.7 “Amended and Restated Credit Agreement” means one or more secured or unsecured credit agreements (currently, the Credit Agreement entered into on February 9, 2004 with Bank of America as syndication agent and Wells Fargo, N.A. as administrative agent) providing, inter alia, for revolving credit loans, term loans and/or letters of credit between the Partnership and/or any of its subsidiaries and one or more lenders, together with all related notes, letters of credit, collateral documents, guarantees, and any other related agreements and instruments executed and delivered in connection therewith, in each case as amended, modified, supplemental, refinanced, replaced in whole or in part from time to time.

1.2 Priority. Section 3.3 of the Partnership Agreement is amended to read as follows:

3.3 Priority of Expenditures. Expenditures of the Partnership shall be paid in the following order of priority:

3.3.1 First Priority. To pay all administrative and operating expenses and the Partnership’s Debt service,

3.3.2 Second Priority. To make Minimum Tax Distributions;

3.3.3 Third Priority. To make cash distributions in respect of the Class A Preferred Partnership Interests and/or the Class B Preferred Partnership Interests as contemplated by this Agreement;

3.3.4 Fourth Priority. To make any other distributions to the Partners.

1.3 Acceptance of Global Offer. Section 9.7.2 of the Partnership Agreement is amended to read as follows:

9.7.2. Acceptance of Global Offer. The provisions of this Section 9.7 shall be effective on January 1, 2002, or, in the event Cardwell Sr. is terminated as Chairman or Chief Executive Officer of the Partnership for any other reason than “cause” (as that term is defined in the Employment Agreement between Cardwell Sr. and Petro Operating, as in effect at the time), then upon such earlier date. The specific rights and obligations of Warrant Holdings to participate in the sale of its Common Partnership Interest under this Section 9.7 are governed by the terms and provisions of the Transfer Rights Agreement.

(a) If the Cardwell Partners desire to accept a Global Offer, they shall notify the Partnership and the other Partners (including the Board of Directors of Warrant Holdings) in writing to that effect (the “Cardwell Acceptance Notice”), in which case each of Mobil and Volvo shall have sixty (60) days after receipt of the Cardwell Acceptance Notice to elect by written notice to the Cardwell Partners (i) to participate with the Cardwell Partners (in which event Warrant Holdings may be obligated to sell its Common Partnership Interest as set forth in the Transfer Rights Agreement) in the Global Offer on a pro rata basis according to their Partnership Interests and upon the terms and conditions specified in the Global Offer, (ii) to sell their Partnership Interests to the Cardwell Partners (in which event Warrant Holdings may be obligated to sell its Common Partnership Interest as set forth in the Transfer Rights Agreement) upon the same terms specified in the Global Offer, provided, however, that the sale of the Mobil and Volvo Partnership interests pursuant to the provisions of this Section 9.7.2 shall close on the same day, but immediately prior to the closing of the Global Transaction, or (iii) to buy all of the Partnership Interests owned by the Cardwell Partners, plus any Employee Interests (as described in Section 9.6.1(c)) and the Warrant Holdings Common Partnership Interest (if Warrant Holdings is required or chooses to sell to Mobil and Volvo as set forth in the Transfer Rights Agreement) (the “Cardwell Entire Interest”) on the same terms and conditions as set forth in the Global Offer (the “Buy Option”).

(b) If either of Mobil or Volvo elects the Buy Option or should either of Mobil or Volvo fail to make an election as required hereunder, then in either event each of Mobil and Volvo (the “Buying Partners”) shall, in absence of a contrary agreement between them, be obligated to purchase that proportion of the Cardwell’s Partners’ Entire Interest (the “Selling Partners”) as each of Mobil’s and Volvo’s Partnership Interest bears to the total of Mobil and Volvo’s Partnership Interests.

1.4 Change in Control Restrictions. Section 9.9 of the Partnership Agreement is amended to read as follows:

9.9 Change of Control Restriction. The Partners acknowledge that the indebtedness of the Partnership and Petro Operating (including, but not limited to the indentures relating to the Partnership’s third secured discount notes, Petro Operating’s 9% Senior Secured Notes due 2012 and the Amended and Restated Credit Agreement) contain a so-called “Change of Control” provisions which, if triggered, would create an event of default under those documents. The Partners therefore agree that, notwithstanding any provision of this Agreement to the contrary, except in the event of a transaction pursuant to Section 9.13 or Article XII of this Agreement, no Partner shall be permitted, without the prior express written consent of the Executive Committee, to receive distributions in kind (other than payments in kind on Preferred Partnership Interests), or directly or indirectly transfer Partnership Interests, in the aggregate equal to or in excess of that amount of equity of the Partnership or its successor that, together with an assumed similar simultaneous distribution in kind to all other Partners and all other direct and indirect Partners in the Partnership in amounts based upon hypothetical liquidations of the Partnership and such other direct and indirect Partners, would result in a “Change of Control” occurring under any of the then existing debt documents or instruments of the Partnership or its successor.

1.5 Pledge of Interests. Section 13.1 of the Partnership Agreement is amended to read as follows:

13.1 Pledge of Petro Operating Interest. The Partners acknowledge and agree that the Partnership will guaranty the Amended and Restated Credit Agreement and the 2012 Senior Secured Notes of Petro Operating issued in connection with the Refinancing Transaction and, pursuant thereto, the Partnership will pledge to the bank lending funds under the Amended and Restated Credit Agreement and to the holders of the 2012 Senior Secured Notes all of the limited partnership interest owned by the Partnership in Petro Operating.

2. Ratification

Except as amended or modified by this Amendment, the Partners expressly ratify and confirm the Partnership Agreement.

EXECUTED by each Partner on the dates indicated below, to be effective on February 9, 2004.

GENERAL PARTNER: PETRO, INC.

By:

Date		Authorized Officer

LIMITED PARTNERS:

Date	JAMES A. CARDWELL, SR.

Date	JAMES A. CARDWELL, JR.

JAJCO II, INC.

By:

Date		Authorized Officer

PETRO, INC.

By:

Date		Authorized Officer

MOBIL LONG HAUL INC.

By:

Date		Authorized Officer

VOLVO PETRO HOLDINGS, LLC.

	By:	Volvo Trucks North America, Inc., its managing member

By:

Date		Authorized Officer

PETRO WARRANT HOLDINGS CORPORATION

By:

Date		Authorized Officer

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